                                                                       ANNEX C

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-9C

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               SCOTTISH POWER PLC
                           (Name of Subject Company)

                               SCOTTISH POWER PLC
                      (Name of Person(s) Filing Statement)

                Ordinary shares of 42p each ("Ordinary Shares")

American Depositary Shares ("ADSs"), each of which represents four Ordinary Shares
                         (Title of Class of Securities)

                                   81013T804
                     (CUSIP Number of Class of Securities)

                               Sheelagh Duffield
                               Company Secretary
                                1 Atlantic Quay
                                 Glasgow G2 8SP
                                    Scotland
                                 0141-636-4544

(Name, Address and Telephone Number of Person Authorized to Receive Notices
        and Communications on Behalf of the Person(s) Filing Statement)

                                With a Copy to:

                              Richard C. Morrissey
                            Sullivan & Cromwell LLP
                               1 New Fetter Lane
                                London EC4A 1AN
                                    England
                              011 44 20 7959 8900

X Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Internal Communications, 15th February 2007

Another important regulatory step has been overcome with Iberdrola today receiving approval from The European Commission to proceed with its proposed offer. This ruling, together with the FERC approval in the US, means that Iberdrola have now cleared the two main regulatory hurdles. Meanwhile, both companies continue to prepare the necessary documentation for shareholders which will be mailed before the end of this month.

Last week a delegation of representatives from Amicus, GMB, Unison, Prospect and the T&G  met Iberdrola management and representatives of the Iberdrola Trade Unions in Spain.  The delegation returned with the general impression that Iberdrola as a company "does not pose any immediate threat" and "appears committed to negotiate and agree change", which should offer further reassurance to ScottishPower people.

Subject to endorsement by both sets of shareholders at the end of March, the transaction remains on track for completion before the end of April. Against this background it is important that we start some provisional planning around how we will work with Iberdrola going forward. I have therefore appointed a small Transition Team to start this planning process. This team will be led by Stephen
Dunn, Director of HR and Communication, supported by Jamie Wilson from Energy Wholesale and Andrew Neilson from Corporate Strategy.

Next week I am sure you will see increased media coverage surrounding the transaction as journalists from the national media visit
Iberdrola in Spain and report on the announcement of Iberdrola's financial results for the year ended 31 December, 2006.

As previously advised, during an Offer Period, there are strict guidelines - set out in the UK Offer Takeover Code - on communications that a Company can make until full information has been sent to all shareholders. Internal communication throughout this period however remains a key priority and I am continuing to work with Stephen Dunn and his team to provide regular information on the transaction just as soon as we are permitted to share this with you.

Philip Bowman, Chief Executive

This document has been made available to shareholders of ScottishPower plc ("ScottishPower"). If Iberdrola, S.A. ("Iberdrola")
conducts a tender offer for securities of the ScottishPower, ScottishPower will file a Solicitation/Recommendation Statement on
Schedule 14D-9.  Investors are urged to read this document when it is filed by ScottishPower with the U.S. Securities and Exchange
Commission (the "SEC"), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by ScottishPower with the SEC are available without charge from the SEC's website at www.sec.gov and at
ScottishPower's principal executive offices in Glasgow, Scotland.

This announcement does not constitute an offer for sale of any securities or an offer or an invitation to purchase any securities in any jurisdiction. The new Iberdrola ordinary shares will only be distributed to existing ScottishPower shareholders.  The new
Iberdrola ordinary shares to be issued to ScottishPower shareholders have not been, and if they are issued pursuant to a scheme of arrangement will not be, registered under the U.S. Securities Act of 1933, as amended, or under the securities laws of any state, district or other jurisdiction of the United States, and no regulatory clearances in respect of the registration of the new Iberdrola ordinary shares have been, or if issued pursuant to a scheme of arrangement, will be will be, applied for in any jurisdiction.  In the United States, if the new Iberdrola ordinary shares are issued pursuant to a scheme of arrangement, they will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, provided by Section
3(a)(10) thereof.  Under U.S. securities laws applicable to such circumstances, ScottishPower shareholders and holders of
ScottishPower ADSs who are affiliates of ScottishPower or Iberdrola prior to, or will be affiliates of Iberdrola after, the Effective
Date will be subject to certain U.S. transfer restrictions relating to the new Iberdrola ordinary shares and any new Iberdrola ADSs received in connection with the Scheme.

Loan notes that may be issued in connection with the transaction have not been and will not be registered under the US Securities Act or under the relevant securities laws of any state or territory or other jurisdiction of the United States. Accordingly, loan notes may not be offered or sold in the United States, except in a transaction not subject to, or in reliance on an exemption from, the registration requirements of the US Securities Act and state securities laws.

Cautionary Statement Regarding Forward Looking Statements:

The documents relating to the Offer contain forward-looking statements, including for the purposes of the US Private Securities
Litigation Reform Act. All statements other than statements of historical facts included in documents relating to the Offer may be forward-looking statements. Without limitation, any statements preceded or followed by or that include the words 'targets', 'plans',
'believes', 'expects', 'aims', 'intends', 'will', 'should', 'may', 'anticipates', 'estimates', 'synergies', 'cost savings',
'projects', 'strategy' or words or terms of similar substance or the negative thereof are forward-looking statements.
Forward-looking statements include statements relating to the following (i) the expected timetable for completing this transaction, future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects of Iberdrola, ScottishPower or the combined company; (ii) business and management strategies and the expansion and growth of Iberdrola's, ScottishPower's or the combined company's operations and potential synergies resulting from the Offer; and (iii) the effects of government regulation on Iberdrola's, ScottishPower's or the combined company's business.

THESE FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE. THEY HAVE NOT BEEN REVIEWED BY THE AUDITORS OF IBERDROLA
OR OF SCOTTISHPOWER. THESE FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH MAY
CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF ANY SUCH PERSON, OR INDUSTRY RESULTS, TO BE MATERIALLY DIFFERENT FROM ANY
RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS ARE
BASED ON NUMEROUS ASSUMPTIONS REGARDING THE PRESENT AND FUTURE BUSINESS STRATEGIES OF SUCH PERSONS AND THE ENVIRONMENT IN WHICH EACH
WILL OPERATE IN THE FUTURE. YOU ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF
THE DATE THEY WERE MADE. ALL SUBSEQUENT ORAL OR WRITTEN FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO IBERDROLA OR SCOTTISHPOWER OR ANY
OF THEIR RESPECTIVE MEMBERS, DIRECTORS, OFFICERS, EMPLOYEES OR ANY PERSONS ACTING ON THEIR BEHALF ARE EXPRESSLY QUALIFIED IN THEIR
ENTIRETY BY THE CAUTIONARY STATEMENT ABOVE. ALL FORWARD-LOOKING STATEMENTS INCLUDED IN DOCUMENTS RELATING TO THE OFFER ARE BASED ON
INFORMATION AVAILABLE TO SCOTTISHPOWER ON THE DATE HEREOF. INVESTORS SHOULD NOT PLACE UNDUE RELIANCE ON SUCH FORWARD-LOOKING
STATEMENTS, AND SCOTTISHPOWER DOES NOT UNDERTAKE ANY OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER
AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: February 16, 2007	By:	/s/ Mrs Sheelagh Duffield
Mrs Sheelagh Duffield
Company Secretary